UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 14)

DIAGNOSTIC PRODUCTS CORPORATION
(Name of Issuer)
COMMON STOCK, NO PAR VALUE
(Title of Class of Securities)
252450-10-1
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	252450-10-1

1	NAMES OF REPORTING PERSONS: LOUIS COLEN

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.A.

	5	SOLE VOTING POWER:

NUMBER OF		1,462,910

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,462,910

WITH:	8	SHARED DISPOSITIVE POWER:

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,462,910

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	4.96%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Item 1(a)	Name of Issuer: Diagnostic Products Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices:
5210 Pacific Concourse Drive
Los Angeles, California 90045

Item 2(a)	Name of Person Filing: Louis Colen

Item 2(b)	Address: 2727 Krim Drive
Los Angeles, CA 90064

Item 2(c)	Citizenship: U.S.A.

Item 2(d)	Title of Class of Securities: Common Stock

Item 2(e)	CUSIP Number: 252450-10-1

Item 3	Statement filed Pursuant to Rules 13d-1(b) or 13(d)-2(b) or (c):
Not Applicable

Item 4(a)	Amount Beneficially Owned: 1,462,910 shares

Item 4(b)	Percent of Class: 4.96%

Item 4(c)	For information regarding the number of shares as to which the reporting person has voting and dispositive power, see Items 5 through 8 of page 2.

Item 5	Ownership of 5% or Less of Class: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6	Ownership of More than 5% on Behalf of Another Person: Not Applicable

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
Not Applicable

Item 8	Identification and Classification of Members of the Group: Not Applicable

Item 9	Notice of Dissolution of Group: Not Applicable

Item 10	Certification: Not Applicable
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 24, 2006	/S/ Louis Colen
Louis Colen